October 2, 2012

Mr. Tim Buchmiller

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nanosphere, Inc.

Registration Statement on Form S-3

Filed September 14, 2012

File No. 333-183916

Dear Mr. Buchmiller:

Reference is hereby made to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 27, 2012, with respect to the above referenced registration statement on Form S-3 (the “Registration Statement”) of Nanosphere, Inc. (the “Company”). Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Fee table

1.	Refer to footnote (3) of your fee table. It is not appropriate to state in a footnote to the fee table that you are registering an indeterminable about of securities that underlie other securities. The underlying securities must be included in the fee table. As the underlying securities are offered and sold, they should be counted against the dollar amount of securities remaining on the registration statement as required by Rule 457. Please revise accordingly.

Response:	We have deleted footnote (3) from the fee table in the Registration Statement.

Exhibit 5.1

2.	Refer to the paragraph numbered (3) on page 4 of this exhibit. Please tell us why you believe it is necessary and appropriate for the opinion regarding the corporate power of the registrant to enter into the purchase contracts and units to be conditioned on the occurrence of the events described in the lead-in to the list of items beginning on page 3. Does the registrant currently lack that power?

4088 Commercial Avenue Northbrook, IL 60062	tel 847.400.9000 fax 847.400.9199

Response:	The opinion of counsel filed as exhibit 5.1 to Amendment No. 1 to the Registration Statement has been revised to clarify that the Company’s corporate power and authority is not subject to the Registration Statement and prospectus being declared effective by the Commission.

3.	The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) should address whether the warrants and purchase contracts are binding obligations of the registrant under the law of the jurisdiction governing those securities. Please file a revised opinion accordingly.

Response: The revised opinion of counsel filed as exhibit 5.1 to Amendment No. 1 to the Registration Statement includes an opinion that the warrants, SPUs and SPCs are binding obligations of the Company.

4.	Refer to the last sentence of this exhibit. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) may not limit reliance. Please file a revised opinion.

Response: This limitation on reliance has been deleted from the revised opinion of counsel filed as exhibit 5.1 to Amendment No. 1 to the Registration Statement.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing responses, please do not hesitate to contact me at (847) 400-9021.

Sincerely,

/s/ Roger Moody
Roger Moody
Chief Financial Officer and Treasurer